RURBANC DATA SERVICES, INC.
7622 State Route 66 N.
Defiance, Ohio 34512

June 2, 2010

Via EDGAR Transmission and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Matthew Crispino

Re:	Rurbanc Data Services, Inc.
Registration Statement on Form 10-12G
Filed April 7, 2010
File No. 000-53863

Ladies and Gentlemen:

Rurbanc Data Services, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form 10-12G (File No. 000-53863) (the “Form 10”) filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2010 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The Form 10 is being withdrawn to prevent it from automatically becoming effective on June 7, 2010 pursuant to Section 12(g)(1) of the Exchange Act.  The Company is still in the process of responding to the comments made by the Commission in its letter dated May 3, 2010.

If you have any questions regarding this request for withdrawal, or if you would like to discuss any other matters relating to the Form 10, please contact Anthony D. Weis, Esq. of Vorys, Sater, Seymour and Pease LLP, the Company’s outside legal counsel, at (614) 464-5465.

        Very truly yours,

        RURBANC DATA SERVICES, INC.

        By:  /s/ Kenneth A. Joyce
        Name:  Kenneth A. Joyce
        Title:  Chief Executive Officer